SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )
________________________

GAMCO Investors, Inc.
(Name of Subject Company)
________________________

GAMCO Investors, Inc.
(Names of Filing Persons - Offeror)
________________________

Class A Common Stock, $0.001 Par Value
(Title of Class of Securities)
________________________

361438104
(CUSIP Number of Class of Securities)
________________________

Thomas J. Hearity
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580
(914) 921-3700
(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300
________________________

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*           A filing fee is not required in connection with this filing as it relates to the preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

One Corporate Center Rye, NY 10580-1422 Fax (914) 921-5392 www.gabelli.com	GAMCO Investors, Inc.

For Immediate Release:	Contact:	Robert S. Zuccaro
Executive Vice President and Chief Financial Officer
(914) 921-5088

For further information please visit
www.gabelli.com

GAMCO TO COMMENCE DUTCH AUCTION TENDER OFFER
TO REPURCHASE UP TO 800,000 SHARES OF CLASS A COMMON STOCK

Rye, New York, November 13, 2012 – GAMCO Investors, Inc. (“GAMCO”) (NYSE: GBL) announced today that its Board of Directors has authorized a modified “Dutch Auction” tender offer (the “Offer”) to purchase for cash up to 800,000 shares of its outstanding Class A common stock, $0.001 par value, at a price per share of not less than $46.00 nor greater than $50.00 per share.  The closing price of GAMCO’s Class A Common Stock on November 13, 2012 was $46.26.

The Company intends to commence the Offer on November 14, 2012 and expects the Offer will expire at 12:00 Midnight, Eastern Time, on December 12, 2012, unless extended or withdrawn.  Shares must be tendered prior to the expiration of the Offer, and existing tenders of shares may be withdrawn at any time prior to the expiration of the Offer.  Withdrawn shares will be returned to their holders in accordance with the terms of the Offer.  The Offer will not be conditioned on any minimum number of shares being tendered.  However, the Offer will be subject to certain customary conditions.

The modified Dutch Auction will allow GAMCO’s stockholders to tender their shares at a price within the specified range and to do so without incurring any brokerage fees or commissions.  Based on the number of shares tendered and the prices specified by the tendering stockholders, GAMCO will select a single price per share within the range (the “Purchase Price”) that will enable it to purchase 800,000 shares pursuant to the Offer, or such lesser aggregate amount of its shares that are properly tendered. All shares accepted in the Offer will be purchased at the same price per share even if a stockholder tendered at a lower price.  GAMCO reserves the right in the Offer to purchase up to an additional 2% of its shares outstanding. GAMCO had 6,543,208 shares of its Class A common stock issued and outstanding as of November 13, 2012.

GAMCO intends to fund the Offer with cash on hand.  If more than the maximum number of shares sought is tendered, the tendered shares will be purchased on a pro rata basis (subject to any conditional tenders).  Stockholders whose shares are purchased through the Offer will be paid the Purchase Price in cash, without interest, promptly after the expiration of the Offer.  Shares tendered at prices above the Purchase Price and shares not purchased due to proration will be returned to tendering stockholders.

GGCP, Inc. (“GGCP”), the beneficial owner of a majority of the Company’s Class B common stock and approximately 96,000 shares of the Company’s Class A common stock as of November 13, 2012, has indicated its non-binding intention to tender a portion or all of its Class A common shares in the Offer.  Mario Gabelli, GAMCO’s Chairman, Chief Executive Officer and Chief Investment Officer – Value Portfolios, who is also the Chief Executive Officer, a director and the controlling shareholder of GGCP, has not indicated his intention to tender in the Offer.  Mr. Gabelli may be deemed to have beneficial ownership of the Class A common stock held by GGCP by virtue of the relationships described above.  Mr. Jamieson, GAMCO’s President and Chief Operating Officer, has indicated his non-binding intention to tender approximately 5,000 shares in the Offer.  GAMCO’s other directors and executive officers do not intend to participate in the Offer and do not intend to tender any of their shares.

The Offer described in this press release has not yet commenced.  At the time the Offer is commenced, the terms and conditions of the Offer will be set forth in an offer to purchase, a letter of transmittal and related documentation (the “Offering Documents”), which will be distributed to GAMCO stockholders and filed with the Securities and Exchange Commission (“SEC”).  We have retained Computershare Trust Company, N.A. (“Computershare”) to serve as the Depositary for the Offer and Morrow & Co., LLC (“Morrow”) to serve as the Information Agent.  A copy of the Offering Documents may be obtained from Morrow at (800) 573-4370 or GAMCO.info@morrowco.com, when they become available.  Please contact Morrow with any questions regarding the Offer.

Stockholders are urged to read the Offering Documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.  The Offering Documents will be available for free at the SEC’s website at http://www.sec.gov. In addition, GAMCO’s stockholders will be able to obtain a copy of these documents from Morrow as noted above, free of charge.

 In addition to the Offering Documents, GAMCO files annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information filed by GAMCO at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  GAMCO’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

GAMCO initiated a stock buyback program in March 1999.  Since that time, GAMCO has repurchased approximately 7,620,691 shares of its Class A common stock at an average cost of $40.78.  Through this Offer, GAMCO is continuing its historical commitment to repurchasing its shares with a view to enhancing stockholder value.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR PURCHASE, OR THE SOLICITATION OF TENDERS OR CONSENTS WITH RESPECT TO, THE SHARES OF GAMCO.  NO OFFER, SOLICITATION, PURCHASE OR SALE WILL BE MADE IN ANY JURISDICTION IN WHICH SUCH AN OFFER, SOLICITATION, PURCHASE OR SALE WOULD BE UNLAWFUL.  THE OFFER WILL BE MADE SOLELY PURSUANT TO THE OFFERING DOCUMENTS.  NONE OF GAMCO, ITS BOARD OF DIRECTORS, OFFICERS OR EMPLOYEES, COMPUTERSHARE OR MORROW IS MAKING ANY RECOMMENDATION AS TO WHETHER OR NOT STOCKHOLDERS SHOULD TENDER ALL OR ANY PORTION OF THEIR SHARES IN THE OFFER, OR AS TO THE PRICE OR PRICES AT WHICH STOCKHOLDERS MAY CHOOSE TO TENDER ANY OF THEIR SHARES.  STOCKHOLDERS ARE STRONGLY ENCOURAGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFERING DOCUMENTS AND TO CONSULT THEIR INVESTMENT AND TAX ADVISORS BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.

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GAMCO conducts its investment advisory business principally through: GAMCO Asset Management Inc. (Institutional and High Net Worth), Gabelli Funds, LLC (Mutual Funds) and Gabelli Securities, Inc. (Investment Partnerships).  GAMCO also acts as an underwriter and provides institutional research through Gabelli & Company, Inc., one of its broker-dealer subsidiaries.  The distribution of GAMCO’s open-end funds is conducted through G.distributors, LLC.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Our disclosure in this press release contains some forward-looking statements. Forward-looking statements give our current intentions, expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. Although we believe that we are basing our intentions, expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual actions or results will not differ materially from what we currently expect, intend or believe. We direct your attention to specific discussions of risk contained in our Form 10-K and other public filings. We are providing these statements as permitted by the Private Litigation Reform Act of 1995. We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our intentions or expectations, or if we receive any additional information relating to the subject matters of our forward-looking statements.